UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HUNTINGTON INGALLS INDUSTRIES, INC.

(Exact name of the registrant as specified in its charter)

DELAWARE	1-34910	90-0607005
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4101 WASHINGTON AVENUE NEWPORT NEWS, VIRGINIA	23607
(Address of principal executive offices)	(Zip code)

Christopher D. Kastner (757) 380-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

This Specialized Disclosure Report (Form SD) for Huntington Ingalls Industries, Inc. (“HII” or the “Company”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1 to December 31, 2016.

Conflict Minerals are defined by the Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (referred to as “3TGs”). The Rule requires an SEC registrant to determine if its products contain 3TGs and whether their origin is derived from any of the “Covered Countries,” which include the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

HII conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine the origin of 3TGs identified in its supply chain. Due to the unavailability of details and information through the supply chain back to smelters, HII is not able to determine the origin of all 3TGs in its products covered by this Reporting Period.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Details regarding HII’s RCOI can be found in HII’s Conflict Minerals Report provided as Exhibit 1.01 hereto and is publicly available at http://www.huntingtoningalls.com/who-we-are/ethics-compliance/conflict-minerals/.

Any references to the HII website in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 and available on such website are for convenience only, and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD or the Conflict Minerals Report.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. HII assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10-K for the year ended December 31, 2016, and other forms filed by the Company with the SEC.

Item 1.02 Exhibit

HII’s Conflict Minerals Report as required under Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report of Huntington Ingalls Industries, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Huntington Ingalls Industries, Inc.

By:	/s/ Christopher D. Kastner	Date:	May 31, 2017
Name:	Christopher D. Kastner
Title:	Executive Vice President, Business Management and Chief Financial Officer

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